Exhibit 99.2

GERDAU S.A.

Condensed consolidated

interim financial information

at June 30, 2007 and 2006

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

	June 30, (Unaudited)		December
	2007	2006	31, 2006

Current
Cash and cash equivalents	492,764	732,316	485,498
Restricted cash	13,466	9,154	13,512
Short-term investments
Trading	1,888,538	1,673,147	2,221,422
Available for sale	197,457	299,458	123,430
Held to maturity	81,124	76,201	138,200
Trade accounts receivable, net	1,702,114	1,289,931	1,283,420
Inventories	2,679,823	2,028,129	2,380,878
Unrealized gains on derivatives	941	395	2,660
Deferred income taxes	39,550	55,701	51,730
Tax credits	248,395	159,738	253,519
Prepaid expenses	50,607	39,592	39,301
Other current assets	103,602	79,608	90,860
Total current assets	7,498,381	6,443,370	7,084,430

Non-current assets
Property, plant and equipment, net	7,078,118	5,018,572	5,990,629
Deferred income taxes	148,808	227,291	187,710
Judicial deposits	91,974	70,320	80,103
Unrealized gains on derivatives	7,569	12,627	6,623
Tax credits	243,330	129,553	192,967
Equity investments	225,590	185,938	197,511
Investments at cost	18,501	11,750	11,377
Goodwill	548,443	389,274	336,768
Prepaid pension cost	272,754	90,153	243,558
Advance payment for acquisition of investment	14,895	75,593	14,895
Other non-current assets	250,421	171,371	142,294
Total assets	16,398,784	12,825,812	14,488,865

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

	June 30, (Unaudited)		December
	2007	2006	31, 2006
Current liabilities

Short-term debt and current portion of long-term debt	1,047,939	1,050,567	1,065,120
Trade accounts payable	1,269,231	1,007,357	1,113,338
Income taxes payable	38,387	54,887	41,810
Unrealized losses on derivatives	1,216	—	1,258
Deferred income taxes	45,294	100,960	25,230
Payroll and related liabilities	227,827	143,370	177,421
Dividends and interest on equity payable	1,217	1,504	99,003
Taxes payable, other than income taxes	241,026	118,563	182,136
Other current liabilities	305,141	299,899	218,987
Total current liabilities	3,177,278	2,777,107	2,924,303

Non-current liabilities
Long-term debt, less current portion	3,224,431	2,608,840	3,128,868
Debentures	521,168	444,453	443,280
Deferred income taxes	429,463	270,642	416,046
Accrued pension and other post-retirement benefits obligation	260,405	217,347	251,415
Provision for contingencies	207,760	205,446	189,725
Unrealized losses on derivatives	14,329	6,658	10,489
Deferred credit related to acquisition of Corporación Sidenor	129,103	—	106,899
Other non-current liabilities	232,766	174,096	204,710
Total non-current liabilities	5,019,425	3,927,482	4,751,432

Total liabilities	8,196,703	6,704,589	7,675,735

Commitments and contingencies

Minority interest	2,098,143	1,629,450	1,882,489

SHAREHOLDERS’ EQUITY

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,041 shares issued at June 30, 2007 and 2006 and at December 31, 2006.	2,253,377	2,253,377	2,253,377
Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at June 30, 2007 and 2006 and at December 31, 2006.	1,179,236	1,179,236	1,179,236
Additional paid-in capital	132,786	129,949	131,546
Treasury stock - 5,030,532 and 4,200,596 preferred shares at June 30, 2007 and 2006, respectively, and 5,103,344 at December 31, 2006.	(45,354)	(28,409)	(46,010)

Legal reserve	82,603	6,960	74,420
Retained earnings	2,117,843	1,143,710	1,459,818
Accumulated other comprehensive income (loss)
• Foreign currency translation adjustment	348,963	(157,946)	(151,798)
• Unrealized net gains and losses on pension and postretirement benefits, net of tax	20,478	—	30,052
• Fair value of securities available for sale, net of tax	14,006	—	—
• Additional minimum pension liability	—	(35,104)	—
Total shareholders’ equity	6,103,938	4,491,773	4,930,641

Total liabilities and shareholders’ equity	16,398,784	12,825,812	14,488,865

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (Unaudited)

(in thousands of U.S. Dollars, except number of shares and per share amounts)

	Three-month period ended June 30,		Six-month period ended June 30,
	2007	2006	2007	2006

Sales	4,240,712	3,306,257	8,102,669	6,451,293
Less: Federal and state taxes on sales	(379,624)	(289,129)	(693,169)	(586,258)
Less: Discounts	(69,634)	(30,503)	(128,641)	(71,848)

Net sales	3,791,454	2,986,625	7,280,859	5,793,187
Cost of sales	(2,809,637)	(2,142,220)	(5,450,693)	(4,228,062)

Gross profit	981,817	844,405	1,830,166	1,565,125
Sales and marketing expenses	(84,736)	(68,054)	(156,968)	(127,557)
General and administrative expenses	(250,125)	(202,765)	(455,298)	(414,481)
Other operating income (expenses), net	12,941	(11,221)	39,616	62,757

Operating income	659,897	562,365	1,257,516	1,085,844
Financial expenses	(104,867)	(72,858)	(226,459)	(185,532)
Financial income	85,325	91,864	209,924	224,953
Foreign exchange gains and losses, net	124,994	21,549	212,255	115,750
Gains and losses on derivatives, net	(11,843)	9,898	(7,784)	10,571
Equity in earnings of unconsolidated companies, net	20,230	37,180	38,826	66,476

Income before taxes on income and minority interest	773,736	649,998	1,484,278	1,318,062

Provision for taxes on income
Current	(137,027)	(121,282)	(274,678)	(247,445)
Deferred	(30,669)	(7,691)	(59,672)	(43,431)
	(167,696)	(128,973)	(334,350)	(290,876)

Income before minority interest	606,040	521,025	1,149,928	1,027,186

Minority interest	(179,722)	(107,967)	(298,890)	(179,547)

Net income	426,318	413,058	851,038	847,639

Per share data (in US$)
Basic earnings per share
Preferred	0.64	0.62	1.28	1.28
Common	0.64	0.62	1.28	1.28

Diluted earnings per share
Preferred	0.64	0.62	1.27	1.26
Common	0.64	0.62	1.27	1.26

Number of weighted-average common shares outstanding – Basic and diluted	231,607,008	231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding – Basic	432,990,363	432,990,363	432,620,192	432,620,192

Number of weighted-average preferred shares outstanding – Diluted	438,699,588	438,699,588	437,727,307	438,926,281

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of U.S. Dollars)

	Three-month period ended June 30,		Six-month period ended June 30,
	2007	2006	2007	2006

Cash flows from operating activities
Net income	426,318	413,058	851,038	847,639
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	135,770	118,738	287,178	242,916
Equity in earnings on unconsolidated companies	(20,230)	(37,180)	(38,826)	(66,476)
Foreign exchange loss	(124,994)	(118,143)	(212,255)	(115,750)
Losses (gains) on derivative instruments	11,843	(9,898)	7,784	(10,571)
Minority interest	179,722	107,967	298,890	179,547
Deferred income taxes	30,669	7,691	59,672	43,431
Loss (gain) on disposal of property, plant and equipment	8,046	(4,993)	9,380	(10,228)
Provision (reversal) for doubtful accounts	1,343	2,378	3,482	5,830
Provision for contingencies	435	(12,870)	3,991	(4,633)
Distributions from joint ventures	11,257	30,750	31,661	61,153
Other	—	—	(35)	—

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(82,312)	(107,271)	(340,378)	(261,091)
Decrease (increase) in inventories	(170,101)	(100,334)	(135,082)	30,425
Increase (decrease) in accounts payable and accrued liabilities	(7,814)	267,660	92,324	214,629
Decrease (increase) in other assets	217,703	(36,529)	171,743	(129,876)
Increase (decrease) in other liabilities	10,774	65,952	79,258	70,289
Purchases of short-term investments	408,216	(216,667)	(414,128)	(394,177)
Proceeds from maturities and sales of short-term investments	(154,659)	16,138	941,526	598,894
Net cash provided by operating activities	881,986	386,447	1,697,223	1,301,951

Cash flows from investing activities
Additions to property, plant and equipment	(380,892)	(255,009)	(743,750)	(496,386)
Payment for acquisitions in North America	(4,988)	(107,145)	(4,988)	(114,837)
Payment for acquisition in Argentina	—	—	(3,916)	(3,916)
Payment for acquisition in Spain	—	—	—	(200,082)
Advance payment for acquisition in Peru	—	(60,698)	—	(60,698)
Payment for acquisition in Mexico	—	—	(258,840)	—
Payment for acquisition in Dominican Republic	(42,900)	—	(42,900)	—
Payment for acquisition in Venezuela	(4,593)	—	(4,593)	—
Cash balance of acquired companies	3,414	22,371	9,652	66,442
Purchases of available for sale securities	(243,969)	(40,949)	(461,658)	(240,515)
Proceeds from maturities and sales of available for sale securities	187,836	—	387,631	—
Net cash used in investing activities	(486,092)	(441,430)	(1,123,362)	(1,049,992)

	Three-month period ended June 30,		Six-month period ended June 30,
	2007	2006	2007	2006

Cash flows from financing activities
Cash dividends and interest on equity paid	(126,612)	(181,347)	(306,898)	(312,250)
Proceeds from exercise of employee stock options	596	465	992	4,384
Decrease (increase) in restricted cash	—	(14)	(6)	463
Debt issuance	475,138	253,304	666,869	728,634
Repayment of debt	(588,275)	(67,309)	(877,830)	(461,131)
Net related party debt loans and repayments	(78,438)	(24,526)	(75,959)	(16,515)
Net cash provided by (used in) financing activities	(317,591)	(19,427)	(592,832)	(56,415)

Effect of exchange rate changes on cash	21,350	(100)	26,237	4,397

Increase (decrease) in cash and cash equivalents	99,653	(74,510)	7,266	199,941
Cash and cash equivalents at beginning of period	393,111	806,826	485,498	532,375
Cash and cash equivalents at end of period	492,764	732,316	492,764	732,316